December 6, 2010

Jim O’Connor
Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549

Re:       AFL-CIO Housing Investment Trust
File No.:811-3493, 333-59762 and 2-78066

Dear Mr. O’Connor:

This letter is in response to your comments on the Registration Statement of the AFL-CIO Housing Investment Trust (herein, “Registrant” or the “Trust”), as filed with the Securities and Exchange Commission (the “Commission”) under rule 485(a) on March 1, 2010.  You requested that the Trust should respond to the comments and adjust its Registration Statement before its next updated filing.  The Trust welcomes this opportunity to improve its Registration Statement disclosure, particularly in light of the developing best practices relating to the newly required summary section of the prospectus.

As indicated below, the Trust has already made and/or will make most of the changes suggested by the comments in its next filing.  However, some comments regarded disclosure that the Trust believes is proper and should not be altered or omitted.  In these instances, the current disclosure provides full and accurate information to present and potential investors as to the operations of the Trust that would be important to them in making any investment decision.

Each of the comments is listed below followed by the Trust’s response.

Front cover of Prospectus

1.	Comment: The cover should not contain the statement that “other important objectives of the HIT are to encourage the construction of housing and to facilitate employment for union members.”

Response:  The instruction to Item 1 of Form N-1A permits the Trust to include a statement of its investment objectives, describe its operations and provide additional information that does not obscure or impede the understanding of the required information.  The Trust’s goals of encouraging the construction of housing and the facilitation of employment for union members are important collateral investment objectives, which are of considerable consequence to the investment decisions of many of the institutions that are already participants in the fund or who are eligible investors therein.  This information provides an accurate and comprehensive description of how the Trust approaches its operations and does not obscure any required disclosure.  The Trust believes the current disclosure is both permitted and beneficial to investors.

2.
Comment:  The cover should not contain statements noting that “the prospectus sets forth information about the HIT that you should know before investing” and that “you should read and retain this prospectus.”

Response:  The Trust will comply with this comment in the next amended filing of its registration statement.

Page 1 of Prospectus

3.
Comments:  The disclosure of the fund’s investment objectives and goals should not reference the Trust’s collateral investment objectives, i.e. that its other important objectives are to encourage the construction of housing and to facilitate the employment of union members in the construction trades and related industries.

Response:  As discussed above, the disclosure relates to the Trust’s investment objectives and goals, albeit collateral ones, and is concise, valuable information for prospective investors.  The Trust therefore believes it appropriate and useful to keep this disclosure.

4.
Comments:  The disclosure of the investment objectives and goals should not state that the Trust accomplishes its goals by (1) focusing on multifamily Mortgage Securities and those backed by multifamily and single family loans and (2) requiring all construction work financed by the HIT to be performed by 100% union labor.

Response:  The Trust’s investment objectives and goals include the means by which the ends are achieved, that is its goals are to achieve competitive returns, encourage housing and facilitate union employment by focusing on Mortgage Securities as described and requiring on-site construction work to be performed by union labor.  The information is concise and provides important, basic information to potential investors in the Trust.  The Trust therefore believes that it is appropriate and useful to keep the disclosure.

5.	Comments: The narrative preceding the Expense Table should not contain the statement that the Trust does not assess any sales charges, redemption fees, exchange fees or other account fees.

Response:  Instruction 1(b) to Item 3 of Form N-1A permits the Trust to modify the narrative explanation if the explanation contains comparable information.  The Trust believes that a sentence regarding the lack of fees is comparable to the narrative about “fees . . . that you may pay.”  This disclosure provides important information to investors, is easily understood, and is much shorter than the required disclosure from funds that charge fees or a table noting “0%” for all shareholder fees.  The Trust believes therefore that it should keep this disclosure.

6.
Comment:  The remainder of the expense table narrative, the expense table and disclosure on portfolio turnover should not contain additional explanatory information, including statements regarding the date of expense information, the reason there are no management fees, the fact that there are no redemption fees and the limited nature of its portfolio transaction fees.

Response:  The Trust will comply with this comment in the next amended filing of its registration statement.

Page 2 of Prospectus

7.
Comment:  The principal investment strategies section should contain certain clarifications and elaborations, including additional information about how the Portfolio Management Group determines what securities to buy and sell, what ratings are used and whether subprime mortgages are included in any of the pools.

Response:  The Trust will comply with this comment in its next amended filing of its registration statement by including disclosure substantially as follows:

The HIT’s principal investment strategy is to construct and manage a portfolio that is composed primarily of multifamily and single family mortgage-backed securities and mortgage-backed obligations (“Mortgage Securities”) with higher yield, higher credit quality and similar interest rate risk versus the securities in the Barclays Capital Aggregate Bond Index (the “Barclays Aggregate”).  The HIT substitutes government and agency issued, guaranteed or insured multifamily mortgage-backed securities (“MBS”) that have call (or prepayment) protection for corporate debt, some US Treasury securities and some government sponsored entity debt in the Barclays Aggregate.  Because government/agency multifamily MBS offer higher yields than comparable securities with similar credit and interest rate risk, the HIT is able to offer superior risk-adjusted returns.  Of the Mortgage Securities that the HIT may consider but that are not U.S. government or agency credit quality, many must be rated in the highest credit category of a nationally recognized statistical rating organization or have other indicia of creditworthiness as set out in more detail later in this document and in the HIT’s Statement of Additional Information.  Relative value is the most important consideration when deciding whether to buy or sell a specific security.  Factors affecting relative value include price, yield, duration, convexity, option adjusted spread (“OAS”), seasoning, issuer, servicer, geographic location, call/prepayment protection, as well as liquidity.  The HIT may purchase Mortgage Securities by way of forward commitments.

The HIT does not invest in Mortgage Securities that contain subprime loans.

The HIT uses a variety of strategies to maintain an interest rate risk profile comparable to its benchmark index.  These strategies include, but are not limited to, managing the duration (a measure of interest rate sensitivity) of the HIT portfolio within a range comparable to the Barclays Aggregate, and managing prepayment risk by negotiating prepayment restrictions for Mortgage Securities backed by multifamily housing projects, including market-rate housing, low-income housing, housing for the elderly or handicapped, intermediate care facilities, assisted living facilities and nursing homes (collectively, “Multifamily Projects”).  The HIT seeks to minimize the risk of credit and default losses by purchasing securities that are guaranteed, insured or otherwise credit-enhanced.

8.	Comment: The principal risk disclosure should use the phrase “you may lose money” instead of the phrase “the loss of money is a risk”.

Response:  The Trust will comply with this comment in its next amended filing of its registration statement.

9.	Comment: The cross reference to another section of the prospectus should be deleted from the summary portion. (Note that this same comment is made on other pages as well.)

Response:  The Trust will comply with all comments suggesting elimination of cross-references in its next amended filing of its registration statement.

10.	Comment: The risk disclosure should include information on the Trust’s diversification status, if applicable.

Response:  The Trust currently is and for some time has been diversified, so that such risk disclosure is not applicable.

Page 3 of Prospectus

11.
Comment:  The descriptions of default and leverage risk should not contain information about how risk is managed or mitigated. Mitigation of risk should be referenced in the strategy section and not the risk section.

Response:  The Trust will comply with this comment in the next amended filing of its registration statement.

12.	Comment: The narrative related to the bar chart and the average annual return table (continued on to page 4) should include information referencing after-tax performance.

Response:  The Trust does not include disclosure about after-tax performance because eligible investors in the Trust are exclusively tax-exempt entities.  Adding such tax information is not helpful to these investors.  The Trust has previously discussed a closely related issue concerning Item 27(b)(7) of Form N-1A with the Office of Disclosure and Review, and consistent with those discussions and its own analysis, the Trust believes that omitting the disclosure of after-tax information is appropriate and in line with General Instruction C.3.(d)(iii) of Form N-1A.

Page 4 of Prospectus

13.	Comment: In its description of the portfolio management, the Trust should not state that the portfolio manager served with the Trust prior to commencing service as the portfolio manager.

Response:  The Trust will comply with this comment in the next amended filing of its registration statement.

14.
Comment:  In its disclosure of sale of fund shares, the Trust should not state that “Units of the HIT are redeemable” or use the phrase informing investors that “the HIT may in its sole discretion waive the 15-day notice requirements.”

Response:  Item 6(b) requires the Trust to disclose that “the Fund’s shares are redeemable” and briefly identify the procedures for redeeming shares.  The Trust operates under an exemptive order that permits it to value its assets and redeem units on a quarterly basis, although the Trust currently values its assets and accepts and satisfies redemption requests on a monthly basis.  Participants seeking to redeem must notify the Trust 15 days before the end of a monthly valuation period.  If a participant has an extreme financial need, the Trust has the discretion to waive the 15-day notice period.  The SEC granted the above cited relief, in part, based on the assertion that the Trust would consider waivers to the notice period to assist shareholders who may face hardship by being unable to redeem as readily.  This disclosure is designed to inform shareholders of the availability of this avenue of relief of which they might otherwise be unaware and therefore its inclusion is useful to investors.

15.	Comment: The Trust should make additional line edits to the Portfolio Management and Tax Information sections.

Response:  The Trust will comply with this comment in the next amended filing of its registration statement.

Page 5 of Prospectus

16.
Comment:  The disclosure in the Principal Investment Strategies section regarding the Trust’s tracking of the effective duration of the Barclays Aggregate should give the general range of the effective duration of the benchmark.

Response:  The Trust will comply with this comment in the next amended filing of its registration statement.

Pages 6 and 8 of Prospectus

17.	Comment: The Trust should distinguish between principal investments and permissible investments in its discussion of principal investments.

Response:  The Trust will comply with this comment in the next amended filing of its registration statement.

Pages 10 and 11 of Prospectus

18.
Comment:  Disclosure in the Credit Risk section about the relative sizes of types of portfolio holdings is unclear and may be internally inconsistent.  In addition, the statement about the primary assets of the Trust should be included in the summary section.

Response:  The statements regarding the relative sizes of types of holdings were corrected in the 485(b) filing of the registration statement made on April 30, 2010.  With regard to the statement on primary assets of the Trust, the Trust will comply with this comment in the next amended filing of its registration statement.

Page 14 of Prospectus

19.	Comment: The notes indicate a question about the necessity of a 12b-1 Plan for the Trust.

Response:  The Trust has no “captive audience” of investors nor does it employ a broker/dealer to market its shares.  Pursuant to Exchange Act Rule 3a4-1 and the terms of a no-action letter it has obtained, the Trust markets its units to eligible pension plans and incurs costs for these activities such as preparing marketing materials, generating responses to requests for proposals, presenting information to pension plan boards and attending conferences and conventions, among others.  Since the Trust is internally managed and has no investment adviser that could otherwise pay these distribution expenses, these expenses must be borne by the fund itself, which may only be done under a Rule 12b-1 plan.

Page 15 of Prospectus

20.	Comment: The statement about Rule 12b-1 expenses related to organizations that promote the production of housing or the labor movement is unclear and may be internally inconsistent.

Response:  The Trust will clarify this language in its next amended filing of its registration statement.

Page 17 of the Prospectus

21.	Comment: The narrative information preceding the Financial Highlights table should track the model language given in Item 13 of Form N-1A.

Response:  The narrative was corrected in the 485(b) filing of the registration statement made on April 30, 2010.

Page 1 of the SAI

22.
Comment:  The disclosure concerning the Trust’s exemption related to its diversification status indicates that its risk disclosure should include information about the Trust’s non-diversified status in its prospectus, if applicable.

Response:  As noted in response to Comment 10 above, the Trust currently is and has for some time been diversified, and such risk disclosure in the prospectus is not applicable.

Page 18 of the SAI

23.	Comment: It is not clear how the Trust is concentrated in the real estate industry as disclosed in the fundamental policies and, therefore, whether this concentration is disclosed in the prospectus.

Response:  The concentration results from the fact that the Trust invests primarily in mortgage-backed securities (“MBS”).  This emphasis on MBS is disclosed in numerous places in the SAI, including the sections entitled DESCRIPTION OF THE HIT, ITS INVESTMENTS AND RISKS – GENERAL and DESCRIPTION OF THE HIT, ITS INVESTMENTS AND RISKS – THE HIT’S INVESTMENTS AND STRATEGIES.  The emphasis is also disclosed in the prospectus, including in the statement of the Trust’s investment objectives and its disclosure of principal investment strategies.

Further, in connection with the staff’s review of its registration status, the Registrant acknowledges that, with respect to the filings made by the Registrant with the Commission and reviewed by the staff:

(a)           The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)           Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)           The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments on any of the foregoing or require additional information with respect to any matter, please do not hesitate to contact the undersigned at 202-467-2551.

       Very truly yours,

                           /s/ Saul A. Schapiro
      Saul A. Schapiro

cc:       John J. Sweeney (Chair, Board of Trustees)

Martin E. Lybecker (Perkins Coie LLP)